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                                                                    EXHIBIT 12
                                   IES UTILITIES INC.
                   COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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                                                                                          Twelve Months
                                               Year Ended  December 31,                       Ended
                                 1992        1993        1994        1995        1996     June 30, 1997
                           (in thousands, except ratio of earnings to fixed charges)

Net income                   $  45,291   $  67,970   $  61,210   $  59,278   $  63,729     $  61,113

Federal and state
  income taxes                  20,723      37,963      37,966      41,095      43,092        41,248

    Net income before
      income taxes              66,014     105,933      99,176     100,373     106,821       102,361

Interest on long-term debt      35,689      34,926      37,942      36,375      37,048        38,694

Other interest                   3,939       5,243       3,630       8,085       6,666         8,214

Estimated interest
  component of rents             4,567       3,729       3,970       4,637       4,091         4,228

Fixed charges as defined        44,195      43,898      45,542      49,097      47,805        51,136

Earnings as defined          $ 110,209   $ 149,831   $ 144,718   $ 149,470   $ 154,626     $ 153,497

Ratio of earnings to fixed
  charges (unaudited)             2.49        3.41        3.18        3.04        3.23          3.00


For the purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and federal and state income taxes to net income; (b) fixed charges consist of interest (including amortization of debt expense, premium and discount) on long-term and other debt and the estimated interest component of rents.

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